EXHIBIT 99.1
Qiao Xing Universal Telephone Presents its Forecast of the Financial Performance of its
Operations for 2005
Expected Increase in Net Sales, Gross Profit and Income from Operations of 23%, 66.7% and
243.9%, Respectively, from Those for 2004
     HUIZHOU, Guangdong, China, Dec. 14 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc (Nasdaq: XING) today presented its forecast of the financial performance of its operations for the whole year of 2005.
     Mr. Wu Rui Lin, Chairman of XING, said, “In this last month of the year, I would like to share with the investor community my forecast about the financial performance of XING’s operations for the whole year of 2005.
     “Sales revenue is anticipated to be over US$300.0 million for 2005. This would represent a growth of 23.0% from last year’s US$244.0 million. The last quarter of a year is usually better than the other quarters. From January to September, 2005, XING have achieved sales revenue of US$210.8 million, with a quarterly average of US$70.3 million. We expect to make about US$90 million for the final quarter, which means an increase of about 27% from the quarterly average of the first nine months. Purchase orders we received so far and the recent trend show that this is highly attainable. In the mobile phone business segment, CEC Telecom Co., Ltd. (“CECT”), a major subsidiary of XING, has been doing well. The multimedia phones, the pocket PC phones utilizing Microsoft’s operating system and the Palm Treo 650 Smartphones that it recently launched have met with enthusiastic reception in the China market. The sale of the mobile phone handsets developed by Huizhou Qiao Xing Communication Industry Ltd. (HZQXCI), another subsidiary of XING, has been encouraging. HZQXCI has secured numerous orders for its ‘COSUN’ brand mobile phone handsets in a distributor fair recently held in China.
     “We anticipate gross profit margin of 15.0% for the whole year of 2005, compared with 11.1% for 2004. This would mean a forecast gross profit of US$45.0 million for 2005 compared with US$27.0 million for last year. This forecast increase in gross profit margin would result from the cost-saving measures carried out by CECT on its supply chain and the upgrading of the indoor phone product portfolio of HZQXCI to one which includes more and more high value-added products. “We expect income from operations (before other income/expenses, interest, tax, minority interests and extraordinary items) to reach over US$28.2 million for 2005 (2004: US$8.2 million).

     “The acquisition of a further 25% equity interest in CECT was completed in July this year. Our effective equity interest in it has increased to the current 72% from 52% before. XING therefore stands to reap increased benefits commensurate with its increased stake in CECT. So far as profitability is concerned, our shareholders will remember 2005 as the year in which XING turned the corner, after a period of consolidation necessary for the integration of the acquired CECT, and we expect it to continue in 2006 and thereafter.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones, VoIP telephone and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set- top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect,” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.
     -0-                    12/14/2005
     /CONTACT: Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, rickxiao@qiaoxing.com /
     /Web site: http://www.cosun-xing.com /
     (XING)